UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Chief Financial Officer; Appointment of Interim Chief Financial Officer

On October 15, 2021, Glenn S. Vraniak, the Chief Financial Officer of Evaxion Biotech, A/S (the “Company”), informed the Company that effective November 1, 2021, he will be leaving the Company to pursue other opportunities outside the biopharmaceutical industry. In his place, the Company has appointed Mr. Niels Iversen Møller, M.D., as interim Chief Financial Officer, to be effective immediately upon the effective date of Mr. Vraniak’s resignation. Mr. Møller was a co-founder of the Company and is currently the Company’s Chief Business Officer. In addition to his medical degree, Mr. Moller has a BA in Economics from Copenhagen Business School.

The Company and Mr. Vraniak have agreed that he will continue to act as the Company’s Chief Financial Officer on a full time basis until the effective date of his resignation in order to ensure an orderly transition. In addition, Mr. Vraniak has agreed to provide additional transition services beyond the effective date, as needed, including providing assistance in preparing the Company’s third quarter financial statements and earnings call.

The Company thanks Mr. Vraniak for his invaluable service as its Chief Financial Officer over the past few years and wishes him well in his new endeavor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: October 18, 2021	By:	/s/ Lars Staal Wegner, M.D.
Lars Staal Wegner, M.D.
Chief Executive Officer